PRESS RELEASE

TARSIS RESOURCES LTD.

January 27, 2015	(TSXV: TCC)

Tarsis Acquires Eight Gold Properties in Nevada from Sandstorm Gold

Tarsis Resources Ltd. (TSXV: TCC) (“Tarsis” and “the Company”) is pleased to announce that it has signed a binding agreement to acquire eight (8) gold properties in Nevada from Sandstorm Gold Ltd. (TSX: SSL) (“Sandstorm”). Details of the acquisition include:

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Eight (8) gold properties acquired in Nevada

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Primarily epithermal and Carlin style gold targets

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Tarsis to pay 1.5 million shares and grant a net smelter returns (NSR) royalty

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Tarsis will also grant Sandstorm a right of first refusal on any future metal streaming agreements on these properties

Tarsis President and CEO, Marc Blythe stated “We are very pleased to build on our property portfolio in Nevada through the addition of these high-quality properties. Little to no exploration has taken place for several years due to various corporate transactions involving these 8 projects. Our agreement with Sandstorm will focus on unlocking the value of these assets - Tarsis is focused on early-stage exploration. Our geological team is very keen to begin work on these properties.”

About the Properties

The acquired properties were originally held by Nevada Eagle Resources LLC (NER), a private company controlled by Mr. Jerry Baughman, a well-known and respected Nevada geologist. In 2007, NER was acquired by Gryphon Gold Corporation (Gryphon), a Canadian listed exploration company and in 2010, Fronteer Development Group Inc. (Fronteer) acquired NER from Gryphon.

In a subsequent transaction, Fronteer sold ten properties (including those now being acquired by Tarsis) to Bridgeport Gold Inc. (Bridgeport) in a stock transaction then valued at $4.75 million. In 2012, Bridgeport merged with Premier Gold Mines Ltd. (Premier) and in 2013, Sandstorm acquired the Bridgeport assets through its acquisition of Premier Royalty Inc., in which they were held.

An extensive data set provided to the Company documents the evaluation, geological work, permitting and drilling that has been carried out on these properties by both Bridgeport and Fronteer. The following section describes each property and summarizes exploration results to date:

Bellview – Carlin Style Gold in White Pine County

The Bellview property consists of 98 claims (888 hectares) and is located in White Pine County, near the Bald Mountain Gold Mine which is owned and operated by Barrick Gold Corp. (Barrick), along the Carlin – Alligator Ridge Trend. Bellview features a geological setting prospective for Carlin style gold mineralization. Drilling by Teck Resources Inc. and others in the 1980’s identified a small gold resource of 819,000 tons (743,000 tonnes) grading 0.0388 ounces per ton (opt) (1.33 g/t) gold for a contained 31,800 ounces using a cutoff grade of 0.01 opt (0.34 g/t). This resource predates the implementation of NI 43-101 and Tarsis does not consider this resource as current. Insufficient work has been carried out by the Company to confirm this resource and it should not be relied upon.

Later work by Fronteer identified four additional undrilled targets, primarily defined by gold-in-soil geochemical anomalies, including one which features gold-bearing silicified jasperoid breccias. One sample collected from this target reportedly returned an assay of 1.22 g/t gold. Geologically, this target is inferred to represent the interface between the Hamburg and Dunderburg Formations where potential gold deposition has been postulated by Nevada geologists in the past.

At Bald Mountain, gold has been discovered and mined from multiple stratigraphic horizons and Barrick reported reserves of 2.5 million ounces of gold at 31 December 2013.

Some of the claims on the property have a 3% NSR, payable on production to NER which is now a wholly owned subsidiary of Newmont Mining Corp. (Newmont).

East Walker – High-Sulphidation Epithermal Gold in Lyon County

The East Walker property consists of 22 claims (199 hectares) and is located in Lyon County, west of Hawthorne. The geology is prospective for high-sulphidation epithermal gold mineralization. Outcrop mapping identified pyrite-rich breccias and vuggy silica intermittently over an area of 600 meters by 200 meters. Soil samples collected by prior operators reportedly range from below detection to 0.93 g/t gold, coincident with the area of prospective geology. Montmorillonite, a hydrothermal clay alteration mineral, has historically been mined from locations near the property.

Prior operators carried out reverse circulation drill programs during the 1980’s and 1990’s and although anomalous gold was detected, results were generally poor. Recognition of the zoned nature of the alteration in these types of systems appears to have been lacking in prior efforts.

A 2% NSR is payable to NER from production from some claims on the property.

Hot Pot – Carlin Style Gold in Lander County

The Hot Pot property consists of 36 claims (326 hectares) located in Lander County, east of Winnemucca. The property is located near the confluence of the Battle Mountain and Getchell Trends. The exploration target for this property is Carlin style gold mineralization. Geology on the property consists of surface colluvium underlain by rocks of the Havallah Sequence (upper plate) which overlie Ordovician Valmy Formation.

Despite its prospective location near Lone Tree (Newmont), Marigold (Goldcorp/Barrick), Turquoise Ridge (Barrick/Newmont) and Twin Creeks (Newmont) gold mines, the property has seen only cursory historical exploration. One reverse circulation drill hole was completed on the property and assays are unknown.

A 3% NSR is payable to NER on production from the property.

Horsethief – Carlin Style Gold in Lincoln County

The Horsethief property consists of 96 claims (870 hectares) located in Lincoln County, northeast of Pioche. The exploration target on this property is Carlin style gold mineralization. At Horsethief, the country rocks are limestones and siltstones assigned to the Mendah Formation and mineralization appears to be associated with a fault controlled horst block of Cambrian sediments within Tertiary (Mt Wilson) volcanics.

Work by prior operators included sampling hematite-rich jasperoid breccia outcrops that reportedly returned gold assays ranging from below detection to 21.94 g/t gold. Barite and fluorite are noted in the geological reports and a prior operator completed 4,200 meters of rotary drilling in 1984. Numerous shallow sub-gram gold intervals are reported over tens of meters from the drill program. Controls on mineralization appear to be poorly understood at this time.

A 3% NSR is payable to NER on production from some claims on the property.

Fri Gold – Gold Bearing Porphyry/Epithermal System in Nye County

The Fri Gold property consists of 56 claims (397 hectares) located in Nye County, northwest of Tonapah. The exploration target on the property is a gold-bearing porphyry system and/or epithermal vein system. A copper/molybdenum bearing granodiorite intrusion has been explored by prior operators, however results were disappointing.

A 1972 drillhole reportedly returned 18.9 meters grading 3.32 g/t starting 250 meters downhole, however a subsequent operator twinned the hole and could not replicate the results. A series of vertical holes drilled by Noranda in 1986 identified wide intervals of sub-gram gold, including Hole Roy 86-03 which reportedly returned 0.68 g/t gold over 13.7 meters.

A 2% NSR is payable to NER on production from the property.

Kobeh – Carlin Style Gold in Eureka County

The Kobeh property consists of 37 claims (335 hectares) located in Eureka County, near Eureka. The property lies on the Battle Mountain – Eureka Trend. The exploration target on this property is Carlin style gold mineralization. The property geology consists of shallow pediment cover over Mississippian Webb and Ordovician Vinini Formation rocks similar to those on the adjacent and better known Afghan property.

Limited drilling by Cominco on and near the property in 1996 reportedly returned weakly anomalous gold assays in association with arsenic, antimony and mercury.

A 3% NSR is payable to NER on production from the property.

Ashby – Mesothermal Gold in Mineral County

The Ashby property consists of 16 claims (134 hectares) located in Mineral County, near Hawthorne. The claims cover mesothermal gold-bearing quartz veins within the Jurassic Dunlap Formation.

Historic production of 9,000 ounces is reported from the 1930’s and several hundred ounces per year during the 1980’s and 1990’s. Vein widths range from 15 centimeters to 1.8 meters and gold grades are reported from sub-gram to multi-ounce intervals. The property has had very limited modern exploration.

A 2% NSR is payable to NER on production from the property.

Columbia – Quartz veins with Gold and Arsenopyrite in Humboldt County

The Columbia property consists of 57 claims (517 hectares) located in Humboldt County, approximately 160 kilometers northwest of Winnemucca. Gold has been identified in quartz veins associated with arsenopyrite. The main Columbia vein appears continuous over more than one kilometer and appears to intersect a circular feature inferred by a previous operator to be a subsided caldera.

Homestake Mining Company reportedly drilled three diamond drill holes on the property. The first hole pierced underground workings while the second hole intersected 3.0 meters grading 9.60 g/t gold. The third hole intersected 0.4 meters grading 14.40 g/t gold and 0.4 meters further downhole, an additional 0.3 meters grading 17.82 g/t gold.

A 2% NSR is payable to NER on production from some claims on this property.

About the Transaction

Tarsis will issue 1.5 million shares to Sandstorm in exchange for the properties. In addition, the Company will grant Sandstorm a NSR of 1% on those properties with a pre-existing 2% NSR and 0.5% on those properties with a pre-existing 3% NSR.

Tarsis will grant Sandstorm a right of first refusal on any future metal streaming agreement on any of the properties.

The transaction is subject to acceptance for filing by the TSX Venture Exchange and certain closing conditions. No finder’s fees are being paid on this transaction.

The technical information in this press release has been compiled from work carried out by other companies and the Company cautions that its own staff have not yet verified and replicated this information. Although the Company believes the information to be reliable, readers should not place undue reliance on this information.

The technical information contained in this press release was prepared by Mr. Marc G. Blythe, P.Eng., President and CEO of Tarsis Resources Ltd. Mr. Blythe is a Qualified Person as defined by NI 43-101.

About Tarsis Resources

Tarsis is an exploration company following the prospect generator business model. The Company acquires prospective exploration projects by acquisition or through its own grass roots generative exploration, adds value and then vends or options out projects to partners for advancement.

On behalf of the Board,

Marc G. Blythe, P.Eng., MBA.

President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Tarsis Resources Ltd.

Marc G. Blythe, P.Eng.,MBA Director, President and CEO (604) 687-3520 Ext. 227 Email: info@tarsis.ca	Mark T. Brown, C.A. Director & CFO (604) 687-3520 Ext. 242 Website: www.tarsis.ca

This news release was prepared by Company management, which takes full responsibility for content. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release